  EXHIBIT 107

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common Stock, $0.001 par value	48,781,000	$0.50	$24,390,500	$2.261.00
Common Stock underlying warrants	5,000,000	$1.00	$5,000,000	$463.50

Total	53,781,000		$29,390,500	$2,724.50

_______________

(1) Pursuant to Rule 416 under the Securities Act, the shares of common stock offered   hereby include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2) Calculated based on the proposed offering price per share.